Exhibit 99.42

Solaris Appoints CICC as Chinese Financial Advisor

October 03, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) announces the appointment of China International Capital Corporation Limited (“CICC”) as the Company’s Chinese financial advisor.

CICC is a Beijing-based global investment bank with over 200 branches in China and offices in Hong Kong SAR, and internationally. The firm is highly ranked in Chinese M&A league tables, including in respect of outbound investments and cross-border transactions in the mining sector.

In recent months, the Company has received a number of proposals from parties interested in acquiring all or part of Solaris’ Warintza Project (“Warintza” or the “Project”) in Ecuador. CICC will assist in fielding and evaluating the merit of these enquiries and other strategic matters.

Mr. Richard Warke, Executive Chairman, commented: “Warintza is a very special asset that has the potential to create tremendous long-term value for all stakeholders by unlocking one of the last major greenfield districts at low elevation and adjacent to infrastructure in the global copper industry. The Company has a rich opportunity to significantly grow the Project while advancing it through technical studies and permitting with financing consistent with my commitment to minimize shareholder dilution.”

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that in recent month, the Company has received a number of proposals from parties interested in acquiring all or part of Solaris’ Warintza Project in Ecuador, CICC will assist in fielding and evaluating the merit of these enquiries and other strategic matters, the Company has a rich opportunity to significantly grow the Project while advancing it through technical studies and permitting with financing consistent with my commitment to minimize shareholder dilution. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1